# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Collective Mining Ltd., CIK 0001953575
CUSIP: 19425C100
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 82 Richmond Street East,, 4th Floor, Toronto, Ontario, Canada (Federal Level) (Z4), M5C 1P1
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002045071

## Reporting persons
- Ari Sussman: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 10,786,934; shared voting power 0; sole dispositive power 10,786,934; shared dispositive power 0; aggregate amount beneficially owned 10,786,934 (11.6% of the class)
  Comment: (1) Consists of (i) 6,903,600 Common Shares held directly by the Reporting Person, (ii) 383,334 Common Shares issuable upon the exercise of stock options held by the Reporting Person that are exercisable within 60 days of December 31, 2025, and (iii) 3,500,000 Common Shares held by Lion Investments LLC ("Lion Investments"). Mr. Sussman is the sole manager of Lion Investments.
  
  (2) This calculation assumes that there is a total of 92,921,332 Common Shares outstanding as of December 31, 2025, which is the sum of (i) 92,537,998 Common Shares of the Issuer outstanding as of December 31, 2025, and (ii) 383,334 Common Shares issuable upon the exercise of stock options held by the Reporting Person that are exercisable within 60 days of December 31, 2025.

## Item 1. Issuer
Name of issuer: Collective Mining Ltd.
Address of issuer's principal executive offices: 82 Richmond Street East, 4th Floor Toronto, Ontario, Canada M5C 1P1

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Ari Sussman (the "Reporting Person").
Address of principal business office or, if none, residence: 82 Richmond Street East, 4th Floor Toronto, Ontario, Canada M5C 1P1
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Common Shares of the Issuer as of December 31, 2025, and assumes that there is a total of 92,921,332 Common Shares outstanding as of December 31, 2025, which is the sum of (i) 92,537,998 Common Shares of the Issuer outstanding as of 92,537,998 , and (ii) 383,334 Common Shares issuable upon the exercise of stock options held by the Reporting Person that are exercisable within 60 days of December 31, 2025.

10,786,934 Common Shares which consists of (i) 6,903,600 Common Shares held directly by the Reporting Person, (ii) 383,334 Common Shares issuable upon the exercise of stock options held by the Reporting Person that are exercisable within 60 days of December 31, 2025, and (iii) 3,500,000 Common Shares held by Lion Investments. Mr. Sussman is the sole manager of Lion Investments.
Percent of class: 11.6%
Sole power to vote or to direct the vote: 10,786,934 Common Shares.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,786,934 Common Shares.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ari Sussman: /s/ Ari Sussman, Ari Sussman (03/18/2026)